FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   August 9, 2007

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP REPORTS SECOND QUARTER EARNINGS
(All figures are in US dollars unless stated otherwise)
Vancouver, British Columbia — August 9, 2007 — Goldcorp Inc. (GG:NYSE; G:TSX) today reported adjusted net earnings of $95.3 million1, or $0.14 per share, for the quarter ended June 30, 2007. This compares to adjusted net earnings of $136.9 million, or $0.36 per share, in the second quarter of 2006. Second quarter 2007 adjusted earnings exclude the effect of a $104.4 million non-cash loss on the revaluation of future income tax liabilities due to the strengthening Canadian dollar. Excluding all adjustments, the Company reported net earnings of $2.9 million compared to $190.4 million.
•	Gold production increases to 539,500 ounces.

•	Gold sales increase to 546,400 ounces.

•	Total cash costs of $133 per gold ounce[2], net of by-product copper and silver credits.

•	Operating cash flows of $142.7 million.

•	Sale of Amapari and Peak mines for $200 million in cash and $100 million in shares.

•	Dividends of $31.7 million paid during the quarter.

•	Proven & Probable gold reserves at Peñasquito project increase 31% to 13.0 million ounces; silver increases 50% to 864 million ounces; lead and zinc increase 60% to 2.67 and 5.81 million tonnes, respectively.

•	Agreement with Silver Wheaton to sell 25% of silver production from the Peñasquito project completed early in the third quarter.
For the six months ended June 30, 2007, adjusted for certain non-cash items, net earnings amounted to $178.1 million, or $0.25 per share. Operating cash flows were $265.3 million compared with $314.5 million in 2006. Net earnings were $127.8 million, or $0.18 per share, compared with $282.8 million, or $0.78 per share, in 2006. Gold production increased 63% to 1,097,500 ounces in 2007 compared with 673,900 ounces in 2006. Gold sales increased to 1,077,700 ounces at a total cash cost of $157 per ounce, compared with 687,100 ounces at a total cash cost of minus $108 per ounce in 2006.
“We experienced solid performances at several of our most important gold mines, including Red Lake, Marlin and El Sauzal,” said Kevin McArthur, President and Chief Executive Officer of Goldcorp. “We also experienced short-term challenges at other mines. Despite a slower than planned start-up of heap leaching operations at Los Filos in Mexico, we are excited by the long-term potential at Los Filos and Nukay as the district exploration picture begins to come into focus. The Marigold mine in Nevada experienced grade issues in the Basalt pit, but the mining sequence there favours a stronger second half performance. We were similarly affected by grade issues at San Dimas in Mexico. In light of these items, the Company expects 2007 gold production to be in the range of 2.2 million to 2.3 million ounces. Total cash costs are expected to be less than $150 per ounce—among the best in the industry.
“We will continue to bring a disciplined approach to containing costs and optimizing production in order to maintain one of the highest margins in the precious metals industry. Our financial strength will enable us to pursue a number of growth programs, including continued optimization activities at Peñasquito in Mexico, expansion at Red Lake in Ontario, an enhanced future in the Los Filos gold district, feasibility progress at Éléonore in Quebec and participation in the joint venture with Barrick at Pueblo Viejo in the Dominican Republic. We reiterate our 2007 capital cost expectations of approximately $750 million, exclusive of Pueblo Viejo.”

A conference call will be held Thursday, August 9th at 10:00 a.m. (PT) to discuss these results. You may join the call by dialing toll free 1-866-226-1799 or 416-340-2218 for calls from outside Canada and the US. You can listen to a recorded playback of the call after the event until September 6th, 2007 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 3226942. A live and archived audio webcast will also be available at www.goldcorp.com.
Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas. The Company does not hedge its gold production.
(1)	Adjusted net earnings are reported net earnings adding back foreign exchange loss on revaluation of future income tax liabilities of $104.4 million and the non-hedge derivative after tax loss of $11.6 million less net gain on sale marketable securities after tax of $10.6 million, dilution gain of $6.5 million and an after tax gain on sale of mineral interests of $6.5 million. Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com, and Form 40-F for the year ended December 31, 2006 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
For further information, please contact:
Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: 604-696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com